Exhibit 99.1

Medigus: Viewbix Reports Revenues of $20.9 Million in The First Quarter of 2023

Viewbix, together with its subsidiaries, reached EBITDA of $658 thousand

Tel Aviv, Israel, May 16, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that Viewbix Inc (henceforth “Viewbix”) (OTC: VBIX), 76% owned by Medigus’ subsidiary Gix Internet, (henceforth “Gix”) (42.25% owned by Medigus) (TASE: GIX), a global marketing technology (MarTech) solutions company for online performance-based-marketing, reported its interim consolidated financial results for the first quarter of 2023, highlighted by consistent growth in revenues, which reached $20.9 million.

Viewbix’s consolidated financial results demonstrate the continued growth of its digital content platform, operated by its subsidiary Cortex Media Group Ltd. (“Cortex”), with strong improvement in its EBITDA, reaching $658 thousand.

The consolidated results refer to Viewbix’s interim consolidated financial statements (together with its subsidiaries Gix Media Ltd. (“Gix Media”) and Cortex) for the three months ending March 31, 2023, in comparison to the same period of 2022.

Key highlights for the first quarter ended March 31, 2023, include:

•	Revenues for the first quarter of 2023 reached $20.9 millNion compared to $20.4 million for the same period last year. Out of this amount, the revenues from our digital content platform accounted for $15,752 thousand for the first quarter of 2023.

•	Operating Loss for the first quarter of 2023 was $76 thousand compared to an operating income of $219 thousand for the corresponding period in 2022. The reason for the decrease in the operating income is mainly due to the increase in general and administrative expenses, following the reorganization transaction with Gix Media on September 19, 2022, in the amount of approximately $290 thousand in the first quarter of 2023 in comparison to the same period of 2022.

•	EBITDA (Earnings Before Interest, Taxes, Depreciations, Amortizations) for the first quarter of 2023 amounted to $658 thousand, compared to $805 thousand for the corresponding period in 2022.

•	Net cash from operating activities was positive for the first quarter of 2023 and amounted to $12 thousand as compared to negative net cash from operating activities in the amount of $1,950 thousand for the corresponding period in 2022.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Fuel Doctor Holdings, Inc., Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities.

Company Contact:

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com